May 14, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR
Draft Registration Statement
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Momentus Inc. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Momentus Inc. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least forty-eight (48) hours prior to the requested effective time and date of the Registration Statement requested by the Company pursuant to Rule 461 under the Securities Act.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at (205) 521-8406 or shinton@bradley.com.

Very truly yours, /s/ Stephen Hinton

Bradley Arant Boult Cummings LLP | ONE 22 ONE | 1221 Broadway, Ste 2400 | Nashville, TN 37203 | 615.244.2582 | bradley.com